TPG PACE ENERGY HOLDINGS CORP.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

June 27, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Reynolds

Assistant Director

Office of Natural Resources

Division of Corporation Finance

Re:	TPG Pace Energy Holdings Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed June 15, 2018

File No. 1-38083

Ladies and Gentlemen:

This letter sets forth the responses of TPG Pace Energy Holdings Corp. (“TPGE,” the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 25, 2018 (the “Comment Letter”) with respect to the Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed by the Company on June 15, 2018 (the “Proxy Statement”). In connection with this letter, the Company is filing today an amendment to the Proxy Statement (“Amendment No. 2”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 2 marked to show the changes made to the Proxy Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Business Strategies, page 18

1.	We note your response to prior comment 2. Please provide balancing disclosure in the summary section which clarifies Enervest’s experience with EV Energy Partners, L.P. and its recent bankruptcy. Please also provide support for the statement that “EnerVest is one of the most successful operators in the Eagle Ford Shale as it has delivered basin leading initial production rates for new wells and maintained a basin leading operating cost structure.”

Response: We have revised page 17 of Amendment No. 2 to provide balancing disclosure that clarifies EnerVest’s experience with EV Energy Partners, L.P. and its recent bankruptcy and to remove the statement that “EnerVest is one of the most successful operators in the Eagle Ford Shale as it has delivered basin leading initial production rates for new wells and maintained a basin leading operating cost structure.”

2.	We note your response to prior comment 4. Please revise your disclosure here to clarify, as applicable, whether the relative decrease in capital spending in the Eagle Ford and Austin Chalk areas is also attributable to a number of factors, including the volatile pricing environment during the periods since 2015.

Response: We have revised pages 19 and 147 of Amendment No. 2 to remove the disclosure regarding the relative decrease in capital spending in the Eagle Ford and Austin Chalk areas.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information of TPGE, page 82

Note 2. Pro Forma Adjustments and Assumptions, page 90

Pro Forma Adjustments to the Statements of Operations for the Year Ended December 31, 2017, page 90

3.	We note that pro forma adjustment (f) includes a charge of $72.2 million for depreciation, depletion, and amortization expense which differs from the equivalent pro forma adjustment of $179.8 million in the proxy statement filed May 10, 2018. Explain the reason for the change from the prior proxy statement.

Response: We advise the Staff that the change in pro forma depreciation, depletion, and amortization expense made to the pro forma statement of operations for the year ended December 31, 2017 resulted from a separate change in its preliminary allocation of the fair value of the net assets acquired between proved properties and unproved properties made to the pro forma balance sheet as of March 31, 2018. This change in allocated value resulted from the Company reclassifying the value assigned to certain of the underlying oil and natural gas reserves. Specifically, the Company originally allocated to proved properties the value attributable to reserves that would have been classified as proved undeveloped reserves under the Sellers’ five-year plan, rather than only allocating to proved properties the value attributable to reserves classified as proved undeveloped reserves under the Company’s current one-year development plan.

Pro Forma Adjustments to the Balance Sheet, page 92

4.	We note footnote (i) indicates the preliminary fair value of the shares is determined by reference to TPGE’s Class A Common Stock on March 29, 2018. Revise to update the purchase price computation based on the most recent stock price prior to the mailing date of the proxy statement.

Response: We have revised the purchase price computation to reflect a preliminary fair value of shares of TPGE’s Class A Common Stock as of a recent date and made other related changes to the pro forma financials. See pages 21, 87, 88, 92, 94 and 103 of Amendment No. 2.

Index to Consolidated Financial Statements, page F-1

Combined Financial Statements as of and for the Years Ended December 31, 2017 and 2016 and for the Period from September 30, 2015 (Date of Inception) to December 31, 2015 for Karnes County Business, page F-65

Independent Auditors’ Report, page F-66

5.	We note from your response to prior comment 28 that you do not believe an audit opinion that complies with the standards of the PCAOB is necessary until the business combination between TPGE and the Karnes County Business is consummated. As you are a special purpose acquisition company, tell us what consideration you gave to obtaining an audit opinion that complies with the standards of the PCAOB for the operating company identified as your predecessor.

Response: We have revised pages F-67 and F-68 of Amendment No. 2 to include an audit opinion that complies with the standards of the PCAOB for the operating company identified as our predecessor.

Supplemental Oil and Gas Information (Unaudited), page F-83

Oil and Natural Gas Reserve Quantities, page F-84

6.

Out of an opening balance of 138,120 MBoe in total proved reserves, you disclose negative revisions for the year ending December 31, 2017 of 37,586 MBoe relating to lower than expected recovery from new wells drilled and 6,777 MBoe relating to the reclassification of proved undeveloped reserves to unproved reserves, respectively. Expand your disclosure to explain in greater detail the underlying causes for these negative revisions in the previous estimates of your proved reserves. This comment also applies to the explanation of changes in reserves provided on page 98.

Response: We have revised pages 98, 99, F-86 and F-87 of Amendment No. 2 to explain in greater detail the underlying causes for these negative revisions in the previous estimates of our proved reserves.

7.	Given the magnitude of the negative revisions in the previous estimates of your reserves, tell us how you concluded that the estimates disclosed as of December 31, 2017 comply with the requirements for reasonable certainty and disclosure as proved reserves. Refer to the definitions of reasonable certainty and proved oil and gas reserves in Rule 4-10(a)(24) and (a)(22) of Regulation S-X, respectively, in formulating your response.

Response: Based on our analysis of the geologic and operating data described below, we believe that the estimates of the proved reserves of the Karnes County Business as of December 31, 2017, which were prepared by Cawley, Gillespie & Associates (“CGA”), the Karnes County Business’s independent reserve engineer, comply with the requirements for reasonable certainty and disclosure as proved reserves in accordance with Rule 4-10(a)(24) and (a)(22) of Regulation S-X, respectively.

With respect to reasonable certainty of the Karnes County Business’s proved reserve estimates, we note that CGA only included in such estimates reserves that complied with the Commission’s rules and regulations. The reserves and economics for each location were rigorously tested by CGA for inclusion in the reserve report, in each case following proper protocol for assessing such wells. This process included extensive reserves assessment, proper understanding of intent to drill, testing of commerciality, adherence to the five-year limit with respect to proved undeveloped reserves and the application of reasonable and appropriate commercial parameters. All of the Karnes County Business’s proved reserve estimates included in the Proxy Statement were prepared in accordance with such protocols.

The primary methodologies used by CGA in preparing reserve estimates include decline curve analysis, advanced production type curve matching, petrophysics, log analysis and analogy. Some combination of these methods is used to determine reserve estimates across substantially all the Karnes County Business’ properties.

As noted in the revised disclosure provided in response to Comment 6, the Karnes County Contributors continually refine their model as new, relevant information comes to light. As of December 31, 2017, the Karnes County Contributors had more than 18 months of experience operating these properties, resulting in an even stronger understanding of the underlying formations, as well as large amounts of data to calibrate its internal models, including well logs, production data, completion information, geologic data, core analysis, seismic data, and data regarding operated well costs and operating expenses. As noted in the response to comment 6 above, as of December 31, 2016, the Karnes County Contributors expected the wells across the Karnes County Business area to perform in line with the historical type curve for that area based on the drilling activity by the Karnes County Contributors and several years of drilling results from other operators through that date and because of the high degree of lateral continuity and geological similarity in the properties within the Karnes County Business area. However, ultimately wells drilled in certain portions of the Karnes County Business area in 2017 generated lower than expected results, enhancing the Karnes County Contributors’ understanding of the productivity differences between the various portions and formations of the Karnes County Business area. In addition, the Karnes County Contributors work closely with local offset operators to share relevant information and development plans to further enhance its information regarding modeling for estimated reserves. Using the information gained from 2017 drilling activity by the Karnes County Contributors and local offset operators, the Karnes County Contributors refined their model by testing various assumptions and allowing it to better refine the type curves associated with its model. Specifically, they refined the model to provide additional granularity on different geographic areas within the Karnes County Business, creating different type curves to reflect productivity of various areas and also adjusting the type curves to better account for observed variation in lateral length.

We believe the information described in response to Comment 6, along with the related revisions to the Karnes County Contributors’ modeling described above, serves to validate the reasonable certainty of the reserve estimates as of December 31, 2017, which take into account the impact of the revised model prepared during 2017 as a result of production and testing during 2017. As of December 31, 2017, the Karnes County Contributors’ approved drilling and completions capital budget exceeded the projected amounts necessary to fund the development plan associated with its reserve estimates as of December 31, 2017. In addition, the projected capital expenditures for the remaining portion of the five-year development plan associated with the reserve estimates were in line with the 2018 budget, and remain within the projected cash flow range. The Karnes County Contributors expected to fund such capital expenditures with cash generated by operations, cash on hand and borrowings under revolving credit facilities.

Unaudited Financial Statements as of and for the Period Ended April 27, 2016 and for the Year Ended December 31, 2015 for Gulftex Karnes EFS, LP, page F-114

8.	The financial statements for GulfTex Karnes EFS, LP appear to have been revised from the proxy statement filed May 10, 2018. It also appears that the footnote disclosure for the restatement of previously reported results for GulfTex Karnes EFS, LP was removed. Explain to us in necessary detail the reason for the changes made to the financial statements for GulfTex Karnes EFS, LP and add disclosure to address the facts and circumstances that led to these changes. Refer to FASB ASC 250-10¬50. Similar observations were made regarding the financial statements for GulfTex Energy III, LP.

Response: Upon completion of the audits for GulfTex Karnes EFS, LP and GulfTex Energy III, LP, certain adjustments were made to the unaudited financial statements of such entities that were previously filed with the Proxy Statement. In connection therewith, the footnote disclosure for the restatement of previously reported results was reinserted into the audited financial statements of each of such entities that were filed with Amendment No. 2. Such footnote disclosure explains the reason for the changes made to the financial statements and addresses the facts and circumstances that led to such changes. See pages F-126, F-127, F-147, F-148 and F-149 of Amendment No. 2.

Please direct any questions or comments regarding the foregoing to Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 or Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

TPG PACE ENERGY HOLDINGS CORP.

By:	/s/ Stephen Chazen
Name:	Stephen Chazen
Title:	Chief Executive Officer

Cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
Keith Fullenweider, Vinson & Elkins L.L.P.

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